NEVSUN RESOURCES LTD.

Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2016 and 2015
(Expressed in thousands of United States dollars)

Unaudited – Prepared by Management

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Balance Sheets Unaudited (Expressed in thousands of United States dollars)

	Note	March 31, 2016	December 31, 2015

Assets

Current assets
Cash and cash equivalents	2, 9	$438,057	$434,340
Accounts receivable and prepaids		24,094	15,209
Inventories	3	72,122	77,495
Due from non-controlling interest		20,273	5,355
		554,546	532,399

Non-current assets
Due from non-controlling interest		24,347	38,825
Account receivable		782	725
Inventories	3	29,742	20,042
Mineral properties, plant and equipment	4	404,054	412,129
		458,925	471,721
Total assets		$1,013,471	$1,004,120

Liabilities and equity

Current liabilities
Accounts payable and accrued liabilities		$45,520	$56,881
Dividends payable		7,994	7,991
Income taxes payable		17,693	5,385
		71,207	70,257

Non-current liabilities
Deferred income taxes		67,238	65,431
Provision for mine closure and reclamation		39,218	38,732
		106,456	104,163
Total liabilities		177,663	174,420

Equity
Share capital	5	408,206	407,945
Share-based payments reserve		15,959	15,796
Retained earnings		245,181	245,580
Equity attributable to Nevsun shareholders		669,346	669,321

Non-controlling interest	10	166,462	160,379
Total equity		835,808	829,700
Total liabilities and equity		$1,013,471	$1,004,120

Contingency (note 8)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Comprehensive Income Unaudited (Expressed in thousands of United States dollars, except per share amounts)

		Three months ended March 31,
	Note	2016	2015
Revenues	6	$92,433	$117,172
Cost of sales
Operating expenses		(41,471)	(57,494)
Royalties		(3,855)	(4,819)
Depreciation and depletion		(14,173)	(12,278)
Operating income		32,934	42,581

Administrative expenses		(5,215)	(3,405)
Finance income		1,004	641
Finance costs		(486)	(384)
Income before taxes		28,237	39,433

Income taxes		(12,653)	(16,399)
Net income and comprehensive income		$15,584	$23,034

Net income and comprehensive income attributable to:
Nevsun shareholders		$7,501	$12,578
Non-controlling interest	10	8,083	10,456
		$15,584	$23,034

Earnings per share attributable to Nevsun shareholders:	5
Basic		$0.04	$0.06
Diluted		$0.04	$0.06

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Cash Flows Unaudited (Expressed in thousands of United States dollars)

		Three months ended March 31,
	Note	2016	2015
Operating activities
Net income		$15,584	$23,034
Items not involving the use of cash
Depreciation and depletion		14,184	12,289
Income taxes		12,653	16,399
Share-based compensation	5	498	147
Interest income on due from non-controlling interest		(440)	(525)
Other		282	63

		42,761	51,407
Changes in non-cash operating capital
Accounts receivable and prepaids		(8,620)	(2,224)
Inventories		(4,314)	6,784
Accounts payable and accrued liabilities		(7,857)	(5,446)
Cash generated from operating activities		21,970	50,521
Income taxes paid		-	(13,100)

Net cash provided by operating activities		21,970	37,421
Investing
Expenditures on mineral properties, plant and equipment		(6,236)	(20,717)
Change in non-cash working capital related to investing activities		(2,184)	3,505

Net cash used in investing activities		(8,420)	(17,212)
Financing
Dividends paid to Nevsun shareholders		(7,991)	(7,986)
Distribution to non-controlling interest		(2,000)	(12,000)
Issuance of common shares, net of issue costs		158	14

Net cash used in financing activities		(9,833)	(19,972)
Increase in cash and cash equivalents		3,717	237
Cash and cash equivalents, beginning of period		434,340	442,418
Cash and cash equivalents, end of period		$438,057	$442,655

Supplementary cash flow information (note 2)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Changes in Equity Unaudited (Expressed in thousands of United States dollars)

	Number of shares	Share capital	Share-based payments reserve	Retained earnings	Equity attributable to Nevsun shareholders	Non-controlling interest (note 10)	Total equity
December 31, 2014	199,652,802	$407,359	$16,202	$253,035	$676,596	$156,300	$832,896

Exercise of stock options	5,000	14	-	-	14	-	14
Transfer to share capital on exercise of options	-	5	(5)	-	-	-	-
Transfer on forfeiture of vested options	-	-	(171)	171	-	-	-
Share-based payments	-	-	409	-	409	-	409
Income for the period	-	-	-	12,578	12,578	10,456	23,034
Dividends declared	-	-	-	(7,986)	(7,986)	-	(7,986)
Distributions to non-controlling interest	-	-	-	-	-	(12,000)	(12,000)
March 31, 2015	199,657,802	$407,378	$16,435	$257,798	$681,611	$154,756	$836,367

December 31, 2015	199,781,469	$407,945	$15,796	$245,580	$669,321	$160,379	$829,700

Exercise of options	58,500	158	-	-	158	-	158
Transfer to share capital on exercise of options	-	103	(103)	-	-	-	-
Transfer on forfeiture of vested options	-	-	(94)	94	-	-	-
Share-based payments	-	-	360	-	360	-	360
Income for the period	-	-	-	7,501	7,501	8,083	15,584
Dividends declared	-	-	-	(7,994)	(7,994)	-	(7,994)
Distributions to non-controlling interest	-	-	-	-	-	(2,000)	(2,000)
March 31, 2016	199,839,969	$408,206	$15,959	$245,181	$669,346	$166,462	$835,808

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2016 and 2015

1.	Reporting entity and basis of presentation

(a)	Reporting entity

Nevsun Resources Ltd. (the Company) is a company domiciled in Canada. These condensed consolidated interim financial statements (interim financial statements) of the Company as at and for the three months ended March 31, 2016, include the accounts of the Company and its subsidiaries. The Company is principally engaged in the production and sale of copper concentrate from its 60%-owned Bisha Mine in Eritrea.

(b)	Statement of compliance

These interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2015.
These interim financial statements were authorized for issue by the Audit Committee of the Company’s Board of Directors on April 20, 2016.

(c)	Significant accounting policies

These interim financial statements follow the same accounting policies and methods of application as our most recent annual financial statements. Accordingly, they should be read in conjunction with our most recent annual financial statements.

(d)	Use of judgements and estimates

In preparing these interim financial statements, management has made judgements and estimates that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual amounts incurred by the Company may differ from these values.
The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2015.

(e)	Changes in accounting standards

There were no previously undisclosed significant accounting pronouncements issued during the period ended March 31, 2016.

2.	Supplemental cash information

	March 31, 2016	December 31, 2015
Cash and cash equivalents
Cash	$138,970	$135,597
Cash equivalents	299,087	298,743
	$438,057	$434,340

The Company maintains virtually all of its cash and cash equivalents in USD currency. Cash equivalents consist of short-term deposits that are accessible with 30 days’ notice.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2016 and 2015

2.	Supplemental cash information (continued)

	Three months ended March 31,
	2016	2015
Non-cash investing and financing transactions
Depreciation relieved from inventory	$249	$2,031

3.	Inventories

	March 31, 2016	December 31, 2015
Materials and supplies	$53,854	$52,617
Work-in-progress	43,432	38,043
Finished goods – copper concentrate	4,578	6,877
Total inventories	$101,864	$97,537
Less: non-current portion of ore in stockpiles	(29,742)	(20,042)
Inventory recorded as a current asset	$72,122	$77,495

The non-current portion of ore in stockpiles is not expected to be further processed in the next twelve months and consists of oxide ore, primary ore and pyrite sand ore. Depreciation of $5,000 is included in work-in-progress and finished goods inventories at March 31, 2016 (December 31, 2015 – $5,249).

4.	Mineral properties, plant and equipment

As at March 31, 2016, the Company has commitments to purchase property, plant and equipment of $16,083, related primarily to the zinc phase expansion.

5.	Share capital and reserves

(a)	Stock options

The three months ended March 31, 2016, included $360 (Q1 2015 - $409) in share-based payment costs related to stock options, all of which are presented in administrative expenses (Q1 2015 - all).

	Number of options	Weighted average exercise price (CAD)
Outstanding, December 31, 2015	12,893,833	$3.90
Granted	-	-
Exercised as stock options	(58,500)	4.05
Expired	(212,500)	5.68
Outstanding, March 31, 2016	12,622,833	$3.87

The weighted average share price of the Company on the dates options were exercised in the three months ended March 31, 2016, was CAD $4.64 (Q1 2015 – CAD $4.65). The weighted average price of options exercisable at the end of the period was CAD $3.94 (December 31, 2015 – CAD $3.98).

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2016 and 2015

5.	Share capital and reserves (continued)

(b)	Earnings per share

The calculation of earnings per share is based on the following data:

	Three months ended March 31,
	2016	2015
Net income attributable to Nevsun shareholders	$7,501	$12,578
Effect of dilutive securities	-	-
Diluted net income attributable to Nevsun shareholders	$7,501	$12,578
Weighted average number of common shares outstanding for the purpose of basic earnings per share (000s)	199,800	199,697
Dilutive options and stock appreciation rights	1,431	1,768
Weighted average number of common shares outstanding for the purpose of diluted earnings per share (000s)	201,231	201,465
Earnings per share (in $)
Basic	$0.04	$0.06
Diluted	$0.04	$0.06

6.	Revenues

	Three months ended March 31,
	2016	2015
Copper concentrate sales	$76,670	$118,071
Copper concentrate by-product sales	10,656	14,749
Direct shipment sales	15,949	-
Treatment and refining charges	(10,842)	(15,648)
	$92,433	$117,172

For the three months ended March 31, 2016, copper concentrate sales include positive provisional and final pricing and physical quantity credits of $2,001 (Q1 2015 – charges of $12,902). As at March 31, 2016, a 10% change to the underlying metals prices would result in a change in revenue and accounts receivable and payable of $10,501, based on the total quantities of metals in sales contracts for which the provisional pricing periods were not yet closed. Provisional pricing periods are typically one to four months after shipment.

Direct shipment sales consist of high-grade pyrite sands and oxide ores shipped directly to buyers.

7.	Financial instruments

The fair values of financial assets and financial liabilities approximate their carrying amounts in the condensed consolidated interim balance sheet.

Copper concentrate and direct shipment sales receivables of $12,710 (December 31, 2015 - $5,109) are carried at fair value as the receivables contain embedded derivatives due to the provisional pricing of the copper concentrate sales contracts. The receivables are measured using quoted forward market prices that correspond to the settlement date of the provisional pricing period for the estimated metals contained within the copper concentrate or direct shipment sales. There were no changes to the method of fair value measurement during the period.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2016 and 2015

8.	Contingency

Araya Lawsuit

A lawsuit was filed in the Supreme Court of British Columbia against the Company (the "Araya Lawsuit") on November 20, 2014, by three plaintiffs who claim to have once worked with a local sub-contractor at the Bisha Mine. The plaintiffs claim that the Company is legally responsible for breaches of customary international law and British Columbia law for conduct allegedly engaged in by the local sub-contractor and the Eritrean military. The plaintiffs are also claiming the right to bring the action in a representative capacity on behalf of certain persons who they allege were forced to work at the Bisha Mine (the “Group Members”). The plaintiffs claim general, aggravated and punitive damages for themselves and for the Group Members. No amount of damages is required to be quantified by the plaintiffs at this time. No trial date has been set.

It is not possible at this time to estimate the outcome of the Araya Lawsuit. The Company denies the allegations and will vigorously defend itself in this matter. No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict the outcome.

9.	Segment information

The Company conducts its business as a single operating segment being the mining business in Eritrea. All mineral properties and equipment are situated in Eritrea. Cash and cash equivalents of $425,547 are located outside of Africa at March 31, 2016 (December 31, 2015 - $432,090).

10.	Interest in subsidiary

The following table presents the financial position of the Company’s 60% owned subsidiary, Bisha Mining Share Company (BMSC), as at March 31, 2016 and December 31, 2015. The information is presented on a 100% basis.

	March 31, 2016	December 31, 2015
Current assets	$144,768	$129,778
Non-current assets	431,547	429,513

Current liabilities	(54,749)	(55,225)
Non-current liabilities	(105,412)	(103,119)
Net assets	$416,154	$400,947
Net assets attributable to non-controlling interest	$166,462	$160,379

The following table presents the financial results of BMSC for the three months ended March 31, 2016 and 2015, respectively:

	Three months ended March 31,
	2016	2015
Revenues	$92,433	$117,172
Net income and comprehensive income	20,207	26,140
Net income and comprehensive income attributable to non-controlling interest	$8,083	$10,456

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2016 and 2015

10.	Interest in subsidiary (continued)

The following table presents the summary cash flow information of BMSC for the three months ended March 31, 2016 and 2015, respectively:

	Three months ended March 31,
	2016	2015
Net cash provided by operating activities	$24,926	$41,765
Net cash used in investing activities	(8,402)	(17,204)
Net cash used in financing activities	(5,000)	(30,000)
Increase (decrease) in cash and cash equivalents	$11,524	$(5,439)